# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matternet, Inc., CIK 0002075109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 355 Ravendale Drive, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 05/22/2026
Filed by CIK 0002132957
Persons authorized to receive notices and communications: Andreas Raptopoulos, c/o Matternet, Inc., 355 Ravendale Drive, Mountain View, California (CA), 94043, (650) 260-2727

## Reporting persons
- Andreas Raptopoulos (CIK 0002132957): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,062,927; shared voting power 0; sole dispositive power 8,062,927; shared dispositive power 0; aggregate amount beneficially owned 8,062,927 (16.1% of the class)
  Comment: Comments to Items 7, 9 and 11: Consists of (i) 5,928,335 shares of common stock of the Issuer (the "Common Stock"), held directly by Andreas Raptopoulos, and (ii) 2,134,592 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of May 22, 2026 pursuant to the Issuer's pre-Merger 2011 Equity Incentive Plan (the "2011 Plan").
  
  Comments to Item 13: The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 47,968,776 shares of Common Stock reported by the Issuer to be outstanding as of May 22, 2026 and (b) 2,134,592 shares of Common Stock issuable to the Reporting Person pursuant to stock options exercisable within 60 days of May 22, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Matternet, Inc.
Address of issuer's principal executive offices: 355 Ravendale Drive, Mountain View, California (CA), 94043

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Andreas Raptopoulos (the "Reporting Person").
Residence or business address: The principal business office of the Reporting Person is c/o Matternet, Inc., 355 Ravendale Drive, Mountain View, CA 94043.
Present principal occupation or employment: The Reporting Person is a member of the Board of Directors and the President and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person in connection with the consummation of the closing on May 22, 2026 (the "Closing Date") of the transactions contemplated by the Agreement and Plan of Merger and Reorganization dated as of May 22, 2026, by and among Los Altos Ventures Corp. ("LAVC"), Matternet Acquisition Co., a wholly-owned subsidiary of LAVC ("Acquisition Sub") and Matternet Operations, Inc. (fka Matternet, Inc.) ("Legacy Matternet") (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, a business combination of Legacy Matternet and LAVC was effected by the merger of Acquisition Sub with and into Legacy Matternet, with Legacy Matternet surviving the Merger as a wholly owned subsidiary of LAVC (the "Merger"). In connection with the consummation of the Merger on the Closing Date, LAVC changed its name from Los Altos Venture Corp. to Matternet, Inc.

Pursuant to the terms of the Merger Agreement, each outstanding share of Legacy Matternet common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.0801 shares of Common Stock, rounded to the nearest whole share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock in connection with the Merger. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as a member of the Board of Directors and President and Chief Executive Officer of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock that the Reporting Person may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 47,968,776 shares of Common Stock issued and outstanding as of May 22, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on May 29, 2026 (the "Super 8-K"). Based on the foregoing, the Reporting Person may be deemed to beneficially own 16.1% of the Issuer's Common Stock in the aggregate, rounded to the nearest tenth. As of the Closing Date, the Reporting Person beneficially owned, in the aggregate, 8,062,927 shares of Common Stock, comprising (i) 5,928,335 shares of Common Stock, held directly by the Reporting Person and (ii) 2,134,592 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of May 22, 2026 pursuant to the 2011 Plan.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Merger, the Reporting Person is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of 8,062,927 shares of Common Stock, which includes 2,134,592 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of May 22, 2026 pursuant to the 2011 Plan.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no other reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

In connection with the Merger, on May 22, 2026, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which, the Issuer has agreed that promptly, but no later than 45 calendar days after the date on which the Super 8-K is first filed by the Issuer with the SEC, the Issuer will file, subject to customary exceptions, a registration statement with the SEC, covering, among other securities, the shares of Common Stock issued to Legacy Matternet's stockholders as a result of the Merger and the related share conversion.

Lock-Up Agreement

The Reporting Person has entered into a lock-up agreement pursuant to which it has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, or engage in swap or similar transactions with respect to, any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, for a period of 180 days after the listing of the Common Stock on a national securities exchange.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Agreement and Plan of Merger and Reorganization, dated May 22, 2026, by and among the Issuer, Acquisition Sub, and Legacy Matternet (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 000-56769), as filed with the SEC on May 29, 2026).

Exhibit 2 Form of Registration Rights Agreement by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 000-56769), as filed with the SEC on May 29, 2026).

Exhibit 3 Form of Lock-up Agreement (incorporated by reference to Exhibit 10.13 to the Issuer's Current Report on Form 8-K (File No. 000-56769), as filed with the SEC on May 29, 2026).

## Signatures
- Andreas Raptopoulos: /s/ Andreas Raptopoulos, Andreas Raptopoulos (06/01/2026)